October 11, 2011

McCann, Joseph

Division of Corporation Finance

Telephone Number: 202. 551.3671

Fax Number: 703.831.6985

Re:

Auto Home Lock, Inc.

Registration Statement on form S-1

Amended September 26, 2011

File No. 333-175792

Dear Mr. Mancuso:

Thank you for your letter dated October 6, 2011. Regarding your comments, please find in the following pages the answers for the comments.

Prospectus Cover Page

1.

Please revise to include disclosure that (1) investors' funds will be deposited into the personal Brazilian account of your founder and not segregated from his personal funds and (2) that you have taken no actions to date toward implementation of your business plan other than filing this registration statement and incorporating.

We have revised our prospectus including the paragraphs 2 and 3, on page 4, disclosing that:

Brazilian Investors will have the option to deposit/send funds to the Company’s Brazilian Bank account or send funds directly to the Company’s US Trust account. Raul Goncalves Pinheiro has opened a separate savings account that will serve exclusively as the corporate account in Brazil. All of his personal funds will be segregated from the Company’s funds. Raul Goncalves Pinheiro, the Company’s president will within his assigned fiduciary duties, accept payment for the shares and then undertake to provide such payment to the Company’s US Trust account with Law Offices of Thomas E. Puzzo, IOLTA/client trust account; bank JP Morgan Chase Bank.

We have taken no actions to date toward implementation of our business plan other than filing this registration statement and incorporating.

Summary, page 7

2.

We refer to your response to prior comment 9. Please revise the summary and prospectus cover page to disclose, if true, that this offering is limited to Brazilian citizens.

We have included the following statement as the 4th paragraph on page 4 and as the 2nd paragraph on page 11:

The Company intends to offer its stock for sale in all jurisdictions that its prospectus is valid in and is not limited to any region or country.

3.

Your response to prior comment 1 does not indicate whether you have contacted engineers to determine the potential costs of developing your product. Therefore it remains unclear what basis you have for the product development costs disclosed on page 8 and throughout the document. Please revise or advise.

We have revised our prospectus, in the 5th paragraph on page 4, on the last paragraph on page 9 and in the 1st paragraph on page 29, to indicate that: we have not formally contacted engineers to determine the potential costs of developing our product. However, the company president has spoken to an acquaintance who is an engineer. He briefly looked over the company’s plan and concluded that the product is feasible. The product development and all the costs disclosed herein are only estimates made by the Company and there is no factual basis or contract with any possible developer engineer and/or Company.

4.

We note your revised disclosures on page 8 and elsewhere in response to prior comment 2, but it remains unclear whether you would begin to expend proceeds to commence operations prior to receiving $30,000 in funding. Please revise accordingly.

We have revised our disclosures on the last paragraph on page 8, on the 5th full paragraph on page 13 and on the last paragraph on page 28, that: we plan to begin to expend proceeds to commence operations and do our best efforts to successfully implement our Plan of Operations even if we do not raise $30,000.

5.

We note your revised disclosures on page 8 in response to prior comment 3. Please revise to disclose in greater detail the compromises that you would make in your marketing plan should you only receive $30,000 in funding.

We have revised our disclosure in the 2nd paragraph on page 9 to state that: Our marketing would be more limited, as we’d have only $4,500 versus $15,000. We’d still be able to develop our website, but we’d have to place ads on less specialized magazines and/or websites. We’d not be able to advertise on TV shopping channels.

Use of Proceeds, page 18

6.

We note your response to prior comment 7. Please revise to disclose how much you spent for auditor and bookkeeper fees to prepare the May 31, 2011 fiscal year end financials contained in this registration statement. Please also revise to disclose the amount of auditor and bookkeeping fees that will be necessary to meet your reporting obligations for the next twelve months, including for preparation of fiscal year 2012 financials. To the extent that proceeds from the present offering will not be allocated to paying any fiscal year 2012 auditor and/or bookkeeping expenses, please revise to disclose this point and clarify, if true, that you will rely on the commitment from Mr. Pinheiro to fund such expenses.

We have disclosed in the 1st paragraph on page 21, started on page 20, that: we have spent $3,000 with auditor’s fees and $1,500 with bookkeeper’s fees to prepare the May 31, 2011 fiscal year end financials contained in this registration statement, plus $1,500 for the attorney’s opinion letter and $10 (to cover the $6.97) for the SEC registration fee. In the next twelve months, in order to meet our reporting obligations, we expect to spend $1,500 with auditor’s fees for each review of our Financial Statements for 3 forms 10Q’s (totaling $4,500) and $3,000 for the 2012 fiscal year end financials audit. The bookkeeper’s fees for each financial statement will be $1,500. Proceeds from the present offering will not be allocated to paying any quarter or fiscal year 2012 auditor and/or bookkeeping expenses. Our president has committed to advancing certain operation costs of the Company, including Legal and Audit costs, required to maintain the reporting status in the form of a non-secured loan for the next twelve months (up to $10,000).

Exhibit 20

7.

We note your response to prior comment 9. Please explain to us whether Nevada law permits corporate officers to hold corporate funds in their personal bank accounts and how receipt and maintenance of corporate funds in this manner complies with Section 8, paragraph 1 of your by-laws. Please also tell us whether you could have subscription funds deposited into a corporate bank account in Brazil and thereby avoid the transaction costs that you reference in your response. Finally, please tell us whether the cash reflected on your balance sheet is held in the trust account that you reference in the last sentence of your response and whether those funds are held at a U.S. depository institution.

The Company will not hold any corporate funds in personal bank accounts. Raul Goncalves Pinheiro has opened a separate savings account that will serve exclusively as the corporate account in Brazil. All of his personal funds will be segregated from the Company’s funds.

According to the first paragraph on Section 8 of the Article III in our By-laws: The Treasurer shall have the custody of the corporate funds and securities; shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation; and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors.

We have amended our subscription agreement to instruct our Brazilian investors to make check or money order payable to Raul Goncalves Pinheiro in trust. Mr. Pinheiro is our Treasurer; therefore, we believe that we are in full compliance with our By-laws.

We will have subscription funds deposited into the corporate bank account in Brazil just until the end of the offering, and then send it all at once to the Company’s Trust account in the USA, to pay only one wire transfer fee. The Company will send the money to the US account, in order to keep funds in American dollars. Brazil banks do not have the option to keep funds in American dollars, only in Brazilian funds (Reais).

The cash reflected on our balance sheet is held in the Company’s US Trust account with Law Offices of Thomas E. Puzzo, IOLTA/client trust account; bank JP Morgan Chase Bank.

Sincerely yours,

Raul Goncalves Pinheiro

President

Auto Home Lock, Inc.